UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
[Rule 13d-101]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13D-2(a)

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

098003106

(CUSIP Number)

Patricia Kemp
c/o: Oak Management Corporation
901 Main Avenue, Suite 600
Norwalk, Connecticut 06851

Copies to:

Mark A. Danzi, Esq.
Hill, Ward & Henderson, P.A.
101 E. Kennedy Boulevard, 37th Floor
Tampa, Florida  33602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   ☐

CUSIP No.: 098003106

1. Name of reporting persons: Patricia Kemp

2. Check the appropriate box if a member of group (a) ☐ (b) ☐

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States Citizen

Number of shares beneficially owned by each reporting person

7. Sole Voting Power 6,157,7671

8. Shared Voting Power

9. Sole Dispositive Power 6,157,7671

10. Shared Dispositive Power

11. Aggregate amount beneficially owned by the reporting person: 6,157,7671

12. Check if the aggregate amount in row (11) excludes certain shares ☐

13. Percent of class represented by amount in row (11): 5.57%

14. Type of reporting person: IN

______________

1    All of the 6,157,767 shares of common stock, par value $0.0001 per share (the “Common Stock”) reported in this Schedule 13D represent shares the Reporting Person has the right to acquire within 60 days upon the exercise of a stock option for an exercise price of $0.075 per share, which was granted to the Reporting Person by Bonds.com Group, Inc. on July 14, 2011.  The stock option is exercisable for up to an aggregate of 6,157,767 shares of Common Stock, all of which were vested immediately upon the date of grant.  The stock option expires on July 14, 2018.

CUSIP No.: 098003106

Statement on Schedule 13D

This Statement on Schedule 13D (this “Schedule 13D”) relates to the beneficial ownership of shares of Common Stock, par value $0.0001 per share, of Bonds.com Group, Inc., a Delaware corporation (the “Issuer”).  This Schedule 13D is being filed on behalf of the Reporting Person (as defined below).  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer, whose principal executive offices are located at 529 5th Avenue, 8th Floor, New York, New York 10017.

Item 2.	Identity and Background.

(a)	This Statement is being filed by Patricia Kemp (the “Reporting Person”).

(b)	The business address of the Reporting Person is:

c/o: Oak Management Corporation, 901 Main Avenue, Suite 600, Norwalk, Connecticut 06851

(c)
The Reporting Person is a Director of Financial Services Technology at Oak Investment Partners (“Oak Investment Partners”).  Oak Investment Partners’ principal business is to assist growth-oriented businesses.  Oak Investment Partners’ address is c/o: Oak Management Corporation, 901 Main Avenue, Suite 600, Norwalk, Connecticut 06851.  Additionally, the Reporting Person is a member of the Issuer’s Board of Directors.  The Issuer’s principal business is financial services and its address is 529 5th Avenue, 8th Floor, New York, New York 10017.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 14, 2011, the Issuer granted to the Reporting Person a stock option exercisable for up to an aggregate of 6,157,767 shares of Common Stock at an exercise price per share of $0.075, which was fully vested immediately upon the date.  The stock option expires on July 14, 2018.

CUSIP No.: 098003106

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.  The Issuer granted the Reporting Person the above-referenced stock option as compensation and incentive for the Reporting Person’s service on the Issuer’s Board of Directors.

The Reporting Person is a member of the Issuer’s Board of Directors and, as such, may be involved at any time and from time to time on behalf of the Issuer in the consideration of matters specified in Item 4 of Schedule 13D.  The Reporting Person intends to review her investment in the Issuer from time to time and, depending upon market conditions and other factors that the Reporting Person may deem material in making her investment decision, the Reporting Person may exercise the above-reference option, purchase Common Stock or other securities of the Issuer in open market or private transactions, sell all or any portion of the Common Stock hereafter acquired by the Reporting Person, either in open market or private transactions, or take other steps to increase, decrease or hedge her investment in the Issuer.

Additionally, as noted in Item 2(c) above, the Reporting Person is a Director of Financial Services Technology at Oak Investment Partners.  Oak Investment Partners and certain of its affiliates are significant beneficial owners of shares of the Issuer’s Common Stock, as reported by them on a Statement on Schedule 13D initially filed with the U.S. Securities and Exchange Commission on July 6, 2011.  In her capacity as such, the Reporting Person may, on behalf of Oak Investment Partners or its affiliates, engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the Board of Directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, prospects, ownership structure and management. The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.

Except as described above, the Reporting Person currently has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date hereof, 6,157,767 shares of Common Stock may be deemed beneficially owned by the Reporting Person.  Such shares represent approximately 5.57% of the issued and outstanding shares of Common Stock, based on 104,354,190 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2011 plus the 6,157,767 shares of Common Stock underlying the options granted to the Reporting Person.  The Reporting Person has the right to acquire such shares within 60 days from the date of this Statement upon the exercise of a stock option.

(b)
The Reporting Person has sole power to vote the shares of Common Stock beneficially owned by her, and the Reporting Person has the sole power to dispose, or direct the disposition of, the shares of Common Stock beneficially owned by her.

(c)
Except as described above, during the past 60 days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by the Reporting Person or any person or entity controlled by the Reporting Person or any person or entity for which the Reporting Person possesses voting or investment control over the securities thereof.

CUSIP No.: 098003106

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Understanding, Arrangements and Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 above is incorporated herein by reference.

The Reporting Person was designated as a director of the Issuer by Oak Investment Partners pursuant to rights granted to Oak Investment Partners under a Stockholders Agreement among the Issuer, Oak Investment Partners and certain other stockholders of the Issuer dated February 2, 2011, as subsequently amended.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1
Stockholders Agreement, dated February 2, 2011, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC and Robert Jones incorporated by reference to Current Report of Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.3 (SEC File No. 000-51076)

CUSIP No.: 098003106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 25, 2011	/s/Patricia Kemp
Patricia Kemp